Issuer Free Writing Prospectus dated April 5, 2010

Supplementing the Preliminary Prospectus dated April 5, 2010

Filed pursuant to Rule 433

Registration No. 333-165893

STR HOLDINGS, INC.

This free writing prospectus of STR Holdings, Inc. relates only to the securities described in, and should be read together with, the preliminary prospectus, dated April 5, 2010 (the “Preliminary Prospectus”), included in the Registration Statement on Form S-1 (File No. 333-165893) of STR Holdings, Inc., as filed with the Securities and Exchange Commission on April 5, 2010 (as so amended, the “Registration Statement”), including the section entitled “Risk Factors,” before deciding to invest in the securities that may be sold pursuant to the Registration Statement.

STR HOLDINGS, INC. AFFIRMS FULL YEAR AND FIRST QUARTER GUIDANCE, REPORTS SHIFT IN ANTICIPATED SEGMENT MIX

ENFIELD, Conn. — April 5, 2010.  STR Holdings, Inc. (NYSE: STRI), today announced that it affirmed its 2010 full year guidance of total net sales of $310 million to $330 million and 2010 diluted non-GAAP earnings per share (EPS) of $1.05 to $1.10.  The Company anticipates that, due to recent strength in the global solar market and reductions in anticipated orders by certain key clients in its Quality Assurance business, the projected revenue mix between segments is expected to change from its previous full year guidance with higher anticipated Solar net sales in the range of $195 million to $205 million and lower anticipated Quality Assurance net sales in the range of $115 million to $125 million.  Diluted GAAP EPS ranges for its 2010 full year are $0.73 to $0.78.

The Company also announced that it affirmed its first quarter guidance of total net sales of $77 million to $81 million and first quarter diluted non-GAAP EPS of $0.23 to $0.25.  Projected first quarter revenue mix is expected to change from its previous guidance to a range of $53 million to $55 million for Solar net sales and a range of $24 million to $26 million for Quality Assurance net sales.  Diluted GAAP EPS ranges for its 2010 first quarter are $0.12 to $0.14.

Non-GAAP Reconciliation

Following is a reconciliation of the Company’s diluted non-GAAP EPS guidance:

	First Quarter Ended March 31, 2010		Year Ended December 31, 2010
	Low	High	Low	High
	(Unaudited)		(Unaudited)
	(in millions, except per share data)
Net income	$4.8	$5.7	$30.6	$32.8
Adjustments to net income:
Amortization of deferred financing costs	0.3	0.3	1.3	1.3
Stock-based compensation expense	3.9	3.9	7.9	7.9
Amortization of intangibles	2.9	2.9	11.5	11.5
Tax effect of adjustments	(2.6)	(2.6)	(7.5)	(7.5)
Non-GAAP net income	$9.3	$10.2	$43.8	$46.0
Diluted shares outstanding	41.3	41.3	41.9	41.9
Diluted net income per share	$0.12	$0.14	$0.73	$0.78
Diluted non-GAAP net income per share	$0.23	$0.25	$1.05	$1.10

Non-GAAP Financial Measures

The Company uses the non-GAAP financial measure called non-GAAP earnings per share (EPS). The Company defines non-GAAP EPS as net income not including the impact of amortization of deferred financing costs, stock-based compensation, intangible asset amortization expense and associated tax effect divided by the weighted average shares outstanding. It should be noted that diluted weighted average shares are determined on a GAAP basis and the resulting share count is used for computing both GAAP and non-GAAP diluted EPS.

Management believes that non-GAAP EPS provides meaningful supplemental information regarding the Company’s performance by excluding certain expenses that may not be indicative of the core business operating results and may help in comparing current-period results with those of prior periods as well as with its peers.  Non-GAAP EPS is one of the main metrics used by management and the Company’s board of directors to plan and measure its operating performance.  In addition, non-GAAP EPS will be one of the metrics and, in the case of our chief executive officer and chief financial officer, the only metric used to determine annual bonus compensation for the executive officers under the Company’s management incentive plan.

About STR Holdings, Inc.

STR Holdings, Inc. is a leading global provider of high quality, superior performance solar encapsulants to the photovoltaic module industry. It is also one of the world’s leading providers of consumer product quality assurance testing, audit, inspection and responsible sourcing services, which ensures that suppliers and retailers have the highest level of confidence in the quality and safety of their products and in the social standards of the supply chain producing them.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s results of operation and long-term strategy. These forward-looking statements are based on current information and expectations, and are subject to risks and uncertainties discussed in Company filings with the Securities and Exchange Commission, which could cause the Company’s actual results to differ materially from expected results. The Company undertakes no obligation to publicly update any forward-looking statement contained in this release, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contact:              Barry A. Morris, Executive Vice President and Chief Financial Officer

(860) 749-8371

barry.morris@strus.com

Ina McGuinness, Investor Relations Consultant, ICR Inc.

(310) 954-1100

ina@icrinc.com

To review the preliminary prospectus included in the Registration Statement, click the following link on the SEC website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1473597/000104746910003284/a2197684zs-1.htm

STR HOLDINGS, INC. (“STR”) HAS FILED A REGISTRATION STATEMENT (INCLUDING A PRELIMINARY PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, CREDIT SUISSE OR GOLDMAN, SACHS & CO. WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CREDIT SUISSE OR GOLDMAN, SACHS & CO. TOLL FREE AT 1-800-221-1037 OR 1-866-471-2526, RESPECTIVELY.